Opportunity Partners L.P.
Park 80 West – Plaza Two, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
201-556-0092

January 28, 2015

Erin D. Nelson, Esq.
Secretary
Clough Global Equity Fund
1290 Broadway, Suite 1100
Denver, Colorado 80203.

Dear Ms. Nelson:

Opportunity Partners L.P. owns 100 shares of Clough Global Equity Fund (the "Fund") in registered name and 216,070 shares in street name.

Please be advised that at the Fund's next annual meeting of shareholders, we intend to have a representative appear in person or by proxy to nominate the following persons for election as Trustees: Andrew Dakos, Gerald Hellerman, and me. If elected, our nominees intend to implement the accompanying Rule 14-a proposal. *Information about our nominees is contained in the definitive proxy statement filed with the SEC by Special Opportunities Fund, Inc. on November 26, 2014.* We intend to solicit proxies from other shareholders in support of our nominees. None of our nominees owns any shares of the Fund except that my wife and I jointly own 10,200 shares in street name.

If you need any further information, please contact me at (914) 747-5262 or pgoldstein@bulldoginvestors.com.

Very truly yours,

Phillip Goldstein
Member
Bulldog Investors LLC
General Partner